Exhibit 99.1

Patrocinadora Oficial do
Comitê Olímpico do Brasil

Investing on transformation: what we do better, now supporting Brazilian sport.

XP.
INVESTIDORA
~~PATROCINADORA~~
OFICIAL DO
COMITÊ OLÍMPICO
DO BRASIL.

XP Inc.

2Q2021 Earnings Release

August 3rd, 2021

Investors.xpinc.com

XP Inc. Reports 2Q21 Financial Results

São Paulo, Brazil, August 3, 2021 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, today reported its financial results for the second quarter of 2021.

To our shareholders

It is a great honor and responsibility to be writing my first letter to shareholders as the CEO of XP Inc. Being Guilherme's successor after he occupied the role for twenty years is an honor, and on behalf of everyone at XP I would like to thank him for inspiring us and to have believed in a dream that became the company we are all proud to be part of today. Guilherme will remain as involved in the new role as he has always been in the company, but focused on strategic agendas, People and Culture and long-term planning.

Looking into the future, my mission is to continue the process of disruption we have been leading in the Brazilian financial industry. One of the main pillars that will allow us to continue to grow our main performance metrics and enter new markets is the digital transformation underway at the company, which I have been following closely since its inception.

The focus and robustness in technology and data allow us to be an increasingly agile company with strong adaptability, launching high-quality products, services and functionalities in a short period. In the current competitive scenario, which is undoubtedly more challenging than in the past, we believe that these advantages will be decisive in our journey to delight our customers.

In this context, I would like to share some of the main initiatives maturing within the company, which we believe have great potential to improve the experience of existing clients, and increase our addressable market in terms of new customers and revenue in the coming years. This objective can be achieved organically and complemented by inorganic movements as well, as recent acquisitions show.

Banking

The Banking front, in which we have successfully evolved according to recent KPIs, and which currently includes Credit and Credit Card, is one of the great levers on the path to address the entire financial journey of our clients. The following short-term step is the launch of our Digital Account in 2021, and we will continue with a series of additional features in 2022.

We believe that with our 100% digital and low-cost value proposition, we will strengthen the bond with our customers, especially important at a time when innovations such as PIX and Open Banking bring additional dynamism to the sector and benefits to consumers.

Services to Companies – from SMB to Corporate

In the companies’ segment, in which we already have tens of thousands of customers representing custody of more than R$50 billion, we have made substantial investments to expand the existing range of products, optimize the experience for this profile and increasingly improve our commercial structure. By combining Credit, Cash Management, Insurance and Investment Solutions, we will be increasingly competitive, exploiting our distribution capacity to transform the Corporate market as we’ve done for Individuals.

Insurance and Private Pension

Finally, it is worth mentioning the importance of Insurance and Private Pension products have achieved in recent years and the enormous potential we see for the future. In Insurance, we already act as relevant Life distributors through B2B and B2C channels and we intend to expand our presence in the short term to other segments with synergy and cross-sell opportunities.

In Private Pension, despite the expressive growth and being at the top of the industry on net inflows, we still have a minimal fraction of the R$1 trillion total addressable market and we continue to add new features and managers to our platform, as well as developing specific commercial capabilities to the product in our network.

We estimate that the Brazilian financial sector should reach a total revenue of around R$800 billion in 2021, of which XP represents just over 1% based on the last twelve months. Together with a series of other possible avenues for growth, the new initiatives mentioned will allow us to address over the next three years R$350 billion from this pool, compared to the current estimated R$110 billion.

We do not doubt that our culture, customer focus and unique and constantly evolving business model will enable us to achieve great milestones in the coming years. Over the next few months we will bring more visibility into the plans mentioned above.

Finally, I would like to thank all our stakeholders for their trust and reinforce our commitment to creating sustainable value in the long term, connecting the dots, acting ethically and with the customer at the center of decisions. The growth opportunities are plenty and you can be sure that we are focused on finding the paths to explore them in the best possible way, we are confident that we are only at the beginning of our history.

Thiago Maffra, CEO

Highlights

2Q21 KPIs

(1)	Does not include Credit Card related loans and receivables
(2)	See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA

Key Business Metrics

	2Q21	2Q20	YoY	1Q21	QoQ
Operating and Financial Metrics (unaudited)
AUC (in R$ bn)	817	436	88%	715	14%
Active clients (in '000s)	3,140	2,360	33%	2,993	5%
Retail – gross total revenues (in R$ mn)	2,452	1,475	66%	2,088	17%
Institutional – gross total revenues (in R$ mn)	375	333	13%	294	27%
Issuer Services – gross total revenues (in R$ mn)	255	65	293%	234	9%
Digital Content – gross total revenues (in R$ mn)	29	46	-35%	23	30%
Other – gross total revenues (in R$ mn)	88	123	-28%	145	-39%

Company Financial Metrics
Gross revenue (in R$ mn)	3,200	2,041	57%	2,784	15%
Net Revenue (in R$ mn)	3,018	1,921	57%	2,628	15%
Gross Profit (in R$ mn)	2,127	1,342	59%	1,787	19%
Gross Margin	70.5%	69.8%	63 bps	68.0%	247 bps
Adjusted EBITDA[1] (in R$ mn)	1,245	704	77%	1,043	19%
Adjusted EBITDA margin	41.3%	36.6%	463 bps	39.7%	159 bps
Adjusted Net Income[1] (in R$ mn)	1,034	565	83%	846	22%
Adjusted Net Margin	34.2%	29.4%	485 bps	32.2%	207 bps

(1) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA

Operational Performance

Credit Portfolio1 (in R$ bn)

Our Credit portfolio reached R$6.8 billion as of June 30, 2021, a 43% increase quarter-over-quarter. The duration of our credit book was 3.5 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

¹This portfolio does not include Credit Card related loans and receivables

Credit Card TPV (in R$ bn)

2Q21 was the first full quarter since officially launching our credit card. For the quarter, we generated R$2.1 billion of TPV (Total Payment Value), a growth of 316% quarter-over-quarter, reinforcing the power of XP’s comprehensive platform.

Assets Under Custody (in R$ bn)

Total AUC reached R$817 billion at June 30, up 88% year-over-year and 14% quarter-over-quarter. Year-over-year growth was driven by R$298 billion of net inflows and R$83 billion of market appreciation. Our growth reinforces the strength and resiliency of our business model, distribution capabilities, product offerings, innovation and culture.

Net Inflows (in R$ bn)

Net Inflows were up 9% quarter-over-quarter, and 159% year-over-year. Flows were strong across all channels and brands, including over R$30 billion concentrated equity inflows at XP Private, awarded by Euromoney as Latin America’s best bank for wealth management 2021.

Active Clients (in 000’s)

Active clients grew 33% and 5% in 2Q21 vs 2Q20 and 1Q21, respectively. Average monthly client additions decreased to 49,000 in 2Q21 from 72,000 in 1Q21, primarily reflecting slower activation at Clear, following lower market trading volumes, specifically futures.

IFA Network Gross Adds

IFA Network gross additions totaled 1,198 in 2Q21, up 165% year-over-year and 31% quarter-over-quarter.

Retail DATs¹ (mn trades)

¹ Daily Average Trades, including Stocks, REITs, Options and Futures

DATs totaled 2.7 million in 2Q21, a decline of 18% on a sequential basis following a decline in B3 traded volume versus a strong 1Q21, when futures volumes reached record highs. Despite the intense volatility and activity during 2Q20, attributable to the Covid-19 outbreak, total DATs were stable on a year-over-year basis.

Net Promoter Score (NPS)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 76 in June 2021, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2Q21 Revenue Breakdown

Total Gross Revenue (in R$ mn)

Total Gross Revenue reached an all-time high, driven revenue diversification and growth in different business channels, increasing 57% from R$2.0 billion in 2Q20 to R$3.2 billion in 2Q21, reinforcing the strength of our business model. The increase was mainly driven by strong growth in (i) the Retail business, which contributed with 84% of the growth year-over-year, (ii) Institutional business, with the best quarter recorded so far – contributing with 19% of the growth quarter-over-quarter – and (iii) Issuer Services, which contributed with 16% of the growth year-over-year. Regarding products, Fixed Income activity was intense in both Retail and Institutional, benefiting from the recent interest rates increase in Brazil.

Retail

Retail Revenue (in R$ mn)

2Q20 vs 2Q21

Retail revenue grew 66% from R$1.5 billion in 2Q20 to R$2.5 billion in 2Q21. Revenue generation was resilient despite stable volumes in DATs, which reinforces the importance of our diversified and comprehensive platform, with suitable products for different economic cycles and client’s demands. Increases in structured operations distribution, fixed income secondary volumes and primary market activity more than offset the steady trading volume in equities and futures.

In 2Q21, Retail-related revenues represented 82% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and were composed of Derivatives with Retail Clients, Fixed Income secondary transactions, and Floating, among others.

LTM Take Rate (LTM Retail Revenue / Average AUC)

The take rate for the last twelve months ended June 30, 2021 remained stable compared to the comparable period a year ago. Our ability to add new products and services in the platform - such as credit cards and credit - coupled with diversified revenue profile, could keep our take rate stable, despite strong AUC growth during the period, pricing reductions in online brokerage in 3Q20 and modest contributions from performance fees in the 2Q21. The resilience in the take rate reinforces the power of the ecosystem and ongoing product development, positioning XP as the one of the main beneficiaries of the ongoing financial deepening in Brazil.

Note: LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter-end in a given year, being 5 data points in one year)/5

Institutional

Institutional Revenue (in R$ mn)

2Q20 vs 2Q21

Institutional gross revenue totaled R$375 million in the 2Q21, up 13% from R$333 million in 2Q20. Fixed Income activity was strong - benefiting from recent increases in interest rates in Brazil - driving the channel to record its best quarter so far, despite high equity trading volumes in 2Q20.

In 2Q21, Institutional revenue accounted for 12% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives, among others.

Issuer Services

Issuer Services Revenue (in R$ mn)

2Q20 vs 2Q21

Issuer Services revenue expanded 293% year-over-year from R$65 million in 2Q20, negatively impacted by the Covid-19 outbreak, to R$255 million in 2Q21. This increase was driven by (1) Equity Capital Markets (ECM), with 8 executed deals vs 2 in 2Q20, and (2) our Debt Capital Markets (DCM) division, with participation in 62 deals vs 22 in 2Q20. Going forward, XP will remain committed to further developing Capital Markets in Brazil as one of the company’s main strategies.

In 2021, XP ranked #1 in REITs, CRA (agribusiness certificate of receivable) and CRI (real-state certificate of receivable).

Digital Content and Other

Digital Content Revenue

Gross revenue totaled R$29 million in 2Q21, down 35% from R$46 million in 2Q20. Our digital content plays an important role in educating Brazilians and making them more proficient in financial products and services. It also enhances client’s relationships and attracts new clients that grow our retail platform. 2Q21 trends remained pressured by the absence of in-person events and courses.

Other Revenue

2Q20 vs 2Q21

Other revenue decreased 28% in 2Q21 vs. 2Q20, from R$123 million to R$88 million, mainly driven by lower results from our asset and liability management due to fewer arbitrage opportunities in the period – in connection with a lower sovereign bonds assets volume in our balance sheet.

In 2Q21, other revenue accounted for 6% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross cash and results related to our asset and liability management.

COGS

COGS (in R$ mn) and Gross Margin

2Q20 vs 2Q21

COGS rose 54% from R$579 million in 2Q20 to R$891 million in 2Q21, following the expansion in overall Retail Revenues. The gross margin expanded 63 bps, from 69.8% to 70.5% mainly due to channel mix shifts, and despite the impact of long-term incentives paid to the IFA network.

SG&A Expenses

SG&A Expense (ex-Share-Based Compensation) (in R$ mn)

2Q20 vs 2Q21

SG&A expenses (excluding share-based compensation) totaled R$900 million in 2Q21, up 41% from R$638 million in 2Q20. Despite growing our headcount by 53% year-over-year, continuously investing in technology and new verticals, and deploying new products, we increased efficiency, reducing expenses as a percentage of net revenue by 340 bps.

Share-Based Compensation (in R$ mn)

Through 2Q21, we have granted approximately half of the current approved program authorizing dilution of up to 5%. Expenses related to the program remained steady compared to 1Q21. We expect to use the approved dilution as originally planned: within five years from the IPO. A portion of Share-Based Compensation is related to IFAs and allocated in COGS.

Adjusted EBITDA

Adjusted EBITDA¹ (in R$ mn) and Margin

¹ See appendix for a reconciliation of Adjusted EBITDA.

2Q20 vs 2Q21

Adjusted EBITDA grew 77%, from R$704 million to R$1,245 million and margins expanded from 36.6% to 41.3%, a result of a scalable business model, with significant cross-sell and operating leverage opportunities. Operating leverage benefits as we increase penetration of sophisticated financial products in our client base, which still is currently low. The main drivers in the Adjusted EBITDA growth and margin expansion were: (1) top-line expansion, mainly coming from Retail; (2) lower COGS as a percentage of Net Revenues, and consequently higher gross margins and (3) operating leverage in SG&A.

Adjusted Net Income

Adjusted Net Income¹ (in R$ mn) and Margin

2Q20 vs 2Q21

Adjusted Net Income grew 83%, from R$565 million in 2Q20 to R$1,034 million in 2Q21, in connection with the factors explained in the Adjusted EBITDA plus a lower effective tax rate. Our effective tax rate decreased from 11.4% in the 2Q20 to 7.1% in 2Q21, mainly due to our current revenue and expense mix across subsidiaries. Our Adjusted Net Margin expanded by 485 bps to 34.2% in 2Q21.

¹ See appendix for a reconciliation of Adjusted Net Income.

Cash flow

(in R$ mn)

	2Q21	1Q21	2Q20
Cash Flow Data
Income before income tax	1,002	784	610
Adjustments to reconcile income before income tax	178	233	127
Income tax paid	(69)	(236)	(100)
Contingencies paid	(1)	(1)	(0)
Interest paid	(4)	(0)	(17)
Changes in working capital assets and liabilities	979	662	593
Adjusted net cash flow (used in) from operating activities	2,086	1,442	1,212
Net cash flow (used in) from securities, repos, derivatives and banking activities (i)	(2,344)	(694)	(626)
Net cash flows (used in) from operating activities	(258)	748	586
Adjusted Net cash flows from investing activities (ii)	(1,248)	(550)	(92)
Net cash flows from financing activities	1,884	(26)	(95)

As of June 30, 2021, we now classify (i) financial bills, foreign exchange portfolio and credit card operations as net cash (used in) from banking activities. (ii) the commissions and incentives to our IFA network as adjusted net cash flow from investing activities.

Net Cash Flow Used in Operating Activities

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management views as a more useful metric to track the intrinsic cash flow generation of the business) increased to R$2,086 million for 2Q21 from R$1,442 million in 1Q21, and from R$1,212 million in 2Q20 driven by:

•	Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes);

•	Our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter-to-quarter and were the key drivers to the net cash flow from operating activities figures;

•	Increases in our banking activities from loans operations, deposits mainly derived from time deposits, structured operations certificates (COEs) and other financial liabilities which include financial bills as a result of our expected growth in new financials services verticals;

•	Combined with non-cash expenses consisting primarily of (i) share based plan of R$126 million in 2Q21 and R$24 million in 2Q20 and (ii) depreciation and amortization of R$58 million in 2Q21 and R$40 million in 2Q20, our income before tax was R$ 1,180 million in 2Q21 and R$736 million in 2Q20. The total amount of adjustments to reconcile income before income taxes was R$178 million in 2Q21 and R$127 million in 2Q20.

Net Cash Flow Used in Investing Activities

Our adjusted net cash flow used in investing activities (which in management’s view is a more useful metric to track the inherent cash flow used in investing activities) increased from R$550 million in 1Q21 to R$1,248 million in 2Q21 and increased from R$92 million in 2Q20 to R$1,248 million in 2Q21, primarily affected by:

•	Investments related to our IFA network, which increased from R$387 million in 1Q21 to R$1,102 million in 2Q21 and from R$55 million in 2Q20 to R$1,102 million in 2Q21.

•	The investment in intangible assets, mostly IT infrastructure and software development capitalization, which decreased from R$114 million in 1Q21 to R$80 million in 2Q21 and increased from R$27 million in 2Q20;

•	Our investments in FinTech associates and joint ventures of R$37 million in 2Q21 and R$24 million in 1Q21.

Net Cash Provided by Financing Activities

Our net cash flows from financing activities increased from the use of R$26 million in 1Q21 and R$95 million in 2Q20 to generation of R$1,884 million in 2Q21 and from, primarily due to:

•	R$1,570 million in 2Q21 related to Borrowings mostly derived by our loan agreement with Banco Nacional do México.

•	R$500 million in 2Q21 related to issuance of non-convertible debentures with the objective of funding the Group’s working capital for the construction of our new headquarters “Vila XP” at São Roque, State of São Paulo.

•	R$17 million in 2Q21, R$24 million in 1Q21, and R$27 million in 2Q20 related to Payments of borrowings and lease liabilities.

Floating Balance and Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net univested clients' deposits)	2Q21	1Q21
Assets	(2,776)	(3,184)
(-) Securities trading and intermediation	(2,776)	(3,184)
Liabilities	20,814	20,399
(+) Securities trading and intermediation	20,814	20,399
(=) Floating Balance	18,038	17,214

Adjusted Gross Financial Assets	2Q21	1Q21
Assets	105,113	113,590
(+) Cash	1,237	1,557
(+) Securities - Fair value through profit or loss	45,360	62,855
(+) Securities - Fair value through other comprehensive income	23,701	21,629
(+) Securities - Evaluated at amortized cost	988	1,916
(+) Derivative financial instruments	15,485	13,587
(+) Securities purchased under agreements to resell	8,174	6,741
(+) Loan Operations	7,964	5,041
(+) Foreign exchange portfolio	2,204	263
Liabilities	(73,704)	(85,205)
(-) Securities loaned	(2,790)	(2,706)
(-) Derivative financial instruments	(16,373)	(13,564)
(-) Securities sold under repurchase agreements	(16,062)	(44,483)
(-) Private Pension Liabilities	(22,046)	(16,897)
(-) Deposits	(6,628)	(4,003)
(-) Structured Operations	(4,198)	(2,841)
(-) Financial Bills	(2,160)	(83)
(-) Foreign exchange portfolio	(2,324)	(322)
(-) Credit cards operations	(1,124)	(307)
(-) Floating Balance	(18,038)	(17,214)
(=) Adjusted Gross Financial Assets	13,372	11,170

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Floating Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its 2Q21 financial results on Tuesday, August 03, 2021, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 2Q21 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Team

André Martins

Antonio Guimarães

Marina Montemor

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of March 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	2Q21	2Q20	YoY	1Q21	QoQ
Managerial Income Statement
Total Gross Revenue	3,200	2,041	57%	2,784	15%
Retail	2,452	1,475	66%	2,088	17%
Institutional	375	333	13%	294	27%
Issuer Services	255	65	293%	234	9%
Digital Content	29	46	-35%	23	30%
Other	88	123	-28%	145	-39%
Net Revenue	3,018	1,921	57%	2,628	15%
COGS	(891)	(579)	54%	(841)	6%
As a % of Net Revenue	(29.5%)	(30.2%)	0.6 p.p	(32.0%)	2.5 p.p
Gross Profit	2,127	1,342	59%	1,787	19%
Gross Margin	70.5%	69.8%	0.6 p.p	68.0%	2.5 p.p
SG&A	(900)	(638)	41%	(765)	18%
Share Based Compensation[1]	(147)	(40)	264%	(158)	-7%
EBITDA	1,080	663	63%	864	25%
EBITDA Margin	35.8%	34.5%	1.3 p.p	32.9%	2.9 p.p
Adjusted EBITDA	1,245	704	77%	1,043	19%
Adjusted EBITDA Margin	41.3%	36.6%	4.6 p.p	39.7%	1.6 p.p
D&A	(58)	(38)	54%	(70)	-16%
EBIT	1,022	625	63%	795	29%
Interest expense on debt	(20)	(16)	27%	(10)	110%
Share of profit or (loss) in joint ventures and associates	1	-	n.a.	(1)	n.a.
EBT	1,002	610	64%	784	28%
Income tax expense	(71)	(69)	3%	(50)	42%
Effective Tax Rate	(7.1%)	(11.4%)	4.3 p.p	(6.4%)	-0.7 p.p
Net Income	931	540	72%	734	27%
Net Margin	30.9%	28.1%	2.7 p.p	27.9%	2.9 p.p
Adjustments	102	24	319%	111	-8%
Adjusted Net Income	1,034	565	83%	846	22%
Adjusted Net Margin	34.2%	29.4%	4.8 p.p	32.2%	2.07 p.p

¹ A portion of total Share-Based Compensation is related to IFAs and allocated in COGS

Accounting Income Statement

(in R$ mn)

	2Q21	2Q20	YoY	1Q21	QoQ
Accounting Income Statement
Net revenue from services rendered	1,601	1,064	51%	1,455	10%
Brokerage commission	650	543	20%	641	1%
Securities placement	513	186	177%	469	9%
Management fees	384	280	37%	310	24%
Insurance brokerage fee	35	27	26%	32	8%
Educational services	27	44	-39%	19	43%
Other services	152	85	78%	119	28%
Taxes and contributions on services	(160)	(102)	57%	(136)	18%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(331)	(93)	254%	31	-1170%
Net income from financial instruments at fair value through profit or loss	1,748	951	84%	1,143	53%
Total revenue and income	3,018	1,921	57%	2,628	15%
Operating costs	(838)	(573)	46%	(837)	0%
Selling expenses	(62)	(28)	125%	(44)	39%
Administrative expenses	(1,115)	(690)	62%	(966)	15%
Other operating revenues (expenses), net	72	1	6598%	18	290%
Expected credit losses	(54)	(7)	703%	(3)	1450%
Interest expense on debt	(20)	(16)	27%	(10)	110%
Share of profit or (loss) in joint ventures and associates	1	-	n.a.	(1)	n.a.
Income before income tax	1,002	610	64%	784	28%
Income tax expense	(71)	(69)	3%	(50)	42%
Effective tax rate	(7.1%)	(11.4%)	4.3 p.p	(6.4%)	-0.7 p.p
Net income for the period	931	540	72%	734	27%

Balance Sheet (in R$ mn)

	2Q21	1Q21
Assets
Cash	1,237	1,557
Financial assets	107,174	115,611
Fair value through profit or loss	60,845	76,442
Securities	45,360	62,855
Derivative financial instruments	15,485	13,587
Fair value through other comprehensive income	23,701	21,629
Securities	23,701	21,629
Evaluated at amortized cost	22,628	17,540
Securities	988	1,916
Securities purchased under agreements to resell	8,174	6,741
Securities trading and intermediation	2,776	3,184
Accounts receivable	396	367
Loan Operations	7,964	5,041
Other financial assets	2,330	290
Other assets	3,293	2,175
Recoverable taxes	118	129
Rights-of-use assets	194	204
Prepaid expenses	2,887	1,785
Other	94	57
Deferred tax assets	795	653
Investments in associates and joint ventures	772	734
Property and equipment	243	223
Goodwill & Intangible assets	807	798
Total Assets	114,321	121,750

	2Q21	1Q21
Liabilities
Financial liabilities	78,314	92,617
Fair value through profit or loss	19,163	16,269
Securities	2,790	2,706
Derivative financial instruments	16,373	13,564
Evaluated at amortized cost	59,151	76,348
Securities sold under repurchase agreements	16,062	44,483
Securities trading and intermediation	20,814	20,399
Deposits	6,628	4,003
Structured operations certificates	4,198	2,841
Accounts payables	1,186	803
Borrowings and lease liabilities	1,994	507
Debentures	168	337
Other financial liabilities	8,101	2,975
Other liabilities	23,416	17,580
Social and statutory obligations	852	400
Taxes and social security obligations	481	250
Private pension liabilities	22,046	16,897
Provisions and contingent liabilities	26	26
Other	11	8
Deferred tax liabilities	-	-
Total Liabilities	101,730	110,198
Equity attributable to owners of the Parent company	12,588	11,550
Issued capital	0	0
Capital reserve	10,926	10,803
Other comprehensive income	(3)	14
Retained earnings	1,664	734
Non-controlling interest	3	3
Total equity	12,591	11,553
Total liabilities and equity	114,321	121,750

Adjusted EBITDA (in R$ mn)

	2Q21	2Q20	YoY	1Q21	QoQ
EBITDA	1,080	663	63%	864	25%
(+) Share Based Compensation	165	40	309%	178	-7%
Adj. EBITDA	1,245	704	77%	1,043	19%

Adjusted Net Income (in R$ mn)

	2Q21	2Q20	YoY	1Q21	QoQ
Net Income	931	540	72%	734	27%
(+) Share Based Compensation	165	40	309%	178	-7%
(+/-) Taxes	(63)	(16)	292%	(67)	-6%
Adj. Net Income	1,034	565	83%	846	22%